

                               UNITED STATES             OMB APPROVAL
                   SECURITIES AND EXCHANGE COMMISSION    -----------------------------
                         WASHINGTON, D.C.  20549         OMB Number:         3235-0145
                                                         Expires:    December 31, 1997
                                                         Estimated average burden
                                                         hours per response..... 14.90


                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 9)



                          HUTCHINSON TECHNOLOGY INCORPORATED
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                             Common Stock, $.01 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                       448407-7
--------------------------------------------------------------------------------
                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448407-7                       13G               PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jeffrey W. Green

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
    Not Applicable
                                                                        (b) / /
3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States



NUMBER OF     5    SOLE VOTING POWER

                   975,390

SHARES
BENEFICIALLY
OWNED BY      6    SHARED VOTING POWER

                   134,460

EACH
REPORTING
PERSON        7    SOLE DISPOSITIVE POWER

                   1,109,190

WITH

              8    SHARED DISPOSITIVE POWER

                   660

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,109,850

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.5%

12  TYPE OF REPORTING PERSON*

    IN

                         *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
    (a)  Name of Issuer

                   Hutchinson Technology Incorporated (the "Issuer")

    (b)  Address of Issuer's Principal Executive Offices

                   40 West Highland Park
                   Hutchinson, Minnesota 55350
ITEM 2.
    (a)  Name of Person Filing

                   This filing is made by Jeffrey W. Green

    (b)  Address of Principal Business Office or, if None, Residence

                   Jeffrey W. Green
                   3401 Fourth Avenue North
                   Sioux Falls, SD 57104

    (c)  Citizenship

                   Jeffrey W. Green is a citizen of the United States

    (d)  Title of Class of Securities

                   Common Stock, $.01 par value (the "Common Stock")

    (e)  CUSIP Number

                   448407-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP


    (a)  Amount Beneficially Owned               1,109,850

    (b)  Percent of Class                        5.5%

    (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote                           975,390*

        (ii)  shared power to vote or to direct the vote                         134,460**

       (iii)  sole power to dispose or to direct the disposition of            1,109,190*

        (iv)  shared power to dispose or to direct the disposition of                660***


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                   Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                   Not Applicable

ITEM 10. CERTIFICATION

                   Not Applicable


* Includes 411,300 shares covered by immediately exercisable options granted to Mr. Green.

** 133,800 of these shares are held by Norwest Bank St. Paul, N.A., as trustee for the Jeffrey W. Green IRA. The remaining 660 shares are held by Mr. Green in joint tenancy with his wife.

*** These 660 shares are held by Mr. Green in joint tenancy with his wife.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Jeffrey W. Green
                                        ------------------------------------
February 6, 1998                            Jeffrey W. Green
                                            Chairman of the Board